Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

August 28, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs Ms. Katherine Wray Mr. Bernard Nolan Ms. Kathleen Collins Ms. Melissa Kindelan

Re:	Cardlytics, Inc. Confidential Draft Registration Statement on Form S-1 Submitted June 16, 2017 CIK No. 0001666071

Ladies and Gentlemen:

On behalf of our client, Cardlytics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 30, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on June 16, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary

Overview, page 2

1.	Please address the following as it relates to your response to prior comment 2:

•

Explain further your process for pairing the Redemption cohort with the Non-Redemption cohort to ensure comparability between the groups when analyzing for attrition and monthly spend. In this regard, we note from your response to comment 3 in the May 12, 2017 letter that “the frequency at which both Cohorts spent money from the applicable account prior to presentation of a Cardlytics Direct marketing incentive were the same, and that the composition of both Cohorts in terms of other relevant metrics such as geography, income and demographics were likewise consistent”;

August 28, 2017

•	Disclose what percentage of the total customer database the 10,000 customers used in your analysis represents; and

•

You disclose that monthly customer attrition decreased by 17% on average over the six-month period following a customer’s first redemption. However, it appears that the 17% represents the difference between the average monthly attrition rates for the Redemption cohort and the Non-Redemption cohort, not the decrease in overall attrition. Please revise to clarify.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 94 of the Amended DRS. Set forth below is additional information regarding the Company’s process for generating the Redemption Cohort and Non-Redemption Cohort.

The Company respectfully advises the Staff that, in order to generate the Redemption Cohort, the Company selected random customers from three of its 10 largest FIs who each redeemed his or her first Cardlytics Direct offer in any month in 2016 (each, a “Redeemer”). The Redeemers, taken as a whole, constitute the Redemption Cohort. With respect to each Redeemer, the Company selected at random from customers from three of its 10 largest FIs a customer who did not redeem a Cardlytics Direct offer (each, a “Non-Redeemer”) in the same month as the corresponding Redeemer redeemed his or her first Cardlytics Direct offer. The Non-Redeemers, taken as a whole, constitute the Non-Redemption Cohort. Each Redeemer may not have had similar historical monthly spend as the Non-Redeemer with whom such Redeemer was paired, nor may each paired Redeemer and Non-Redeemer have been the same in terms of other relevant metrics. However, the Company respectfully submits that it conducted all of its analysis at the cohort level (as opposed to focusing on individual pairings), and that the cohorts taken as a whole were the same in terms of the relevant metrics highlighted in the Staff’s comment. Accordingly, given the size of the cohorts, the Company respectfully submits that it believes that it was able to conduct a robust statistical analysis with the only uncontrolled variable being whether a customer redeemed his or her first Cardlytics Direct offer in any month in 2016.

August 28, 2017

Summary Consolidated Financial and Other Data, page 13

2.

We note the new calculation of adjusted contribution in the table on page 16. Please revise this presentation so it is clear which amounts are being subtracted and which are being added to revenue to arrive at the measure.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended DRS.

3.

You refer to the adjustment of FI Share commitment payments in excess of the amount of FI Share earned by the applicable FI as having a non-recurring impact; however, it occurs in both years presented. Adjusting a non-GAAP performance measure to eliminate items identified as non-recurring when the nature of the adjustment is such that it is reasonably likely to recur within two years or there was a similar adjustment within the prior two years is not consistent with Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise your presentation accordingly. See also Question 102.03 of the Non-GAAP Compliance and Disclosure Interpretations.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 66 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations

Years Ended December 31, 2015 and 2016

Revenue, page 76

4.

Your response to prior comment 6 advises that you are unable to specifically quantify the impact of price increases on revenue growth attributable to increased sales of Cardlytics Direct to existing marketers, and we note that your revised disclosure removes any attribution to price increases. Notwithstanding your inability to specifically quantify their impact, please provide a qualitative discussion of the extent to which increases in price contributed to an increase in revenue, if such price increases were a material factor. In this regard, we note the related disclosure on page 84 that your cash used in operating activities in 2016 “reflected growth in revenue from new customers and changes to [y]our pricing model.” In addition, please revise your disclosure on page 72 regarding the causes of the increase in revenue in the three months ended March 31, 2017, to the extent price increases materially contributed to that change. Refer to Item 303(a)(3)(iii) of Regulation S-K.

August 28, 2017

Response to Comment 4:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company effectively increased the price of Cardlytics Direct across its marketer base by optimizing the level of Consumer Incentives needed to drive incremental sales for marketers. The Company has revised the disclosure on pages 71 and 75 of the Amended DRS to include a discussion of the impact of changes in Consumer Incentives levels over the periods presented.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

5.

You disclose on page 83 that you issued warrants to purchase 388,500 shares of common stock at a price per share of $5.00, an unsecured promissory note in an aggregate principal amount of $6.0 million, and warrants to purchase 70,000 shares of common stock at a price per share of $6.92 in connection with your original and amended Term Loan agreement. It appears, however, that you do not provide the full disclosure called for by Item 701 of Regulation S-K with respect to these unregistered issuances in Part II of the registration statement. Please revise.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of the Amended DRS.

*   *   *   *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:

Kirk Somers, Cardlytics, Inc.

Richard Segal, Cooley LLP

Glen R. Van Ligten, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Heidi E. Mayon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP